Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Publication on Development
of Novel Antibacterial Compounds from its
Small Molecule Program

- Potent Antibacterial Activity Demonstrated in Multi-Drug Resistant Bacterial Strains -

TORONTO, CANADA, Sept 13, 2010 - Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus”), a biopharmaceutical company specializing in the discovery and development of pharmaceutical products and technologies for the management of cancer, today announced the publication of a peer-reviewed scientific article describing synthesis and antibacterial activity of novel antimicrobial compounds from Lorus’ small molecule program.

The article entitled “Potent antimicrobial activity of 3-(4,5-diaryl-1H-imidazol-2-yl)-1H-indole derivatives against methicillin-resistant Staphylococcus aureus” was published in the peer-reviewed journal Bioorganic & Medicinal Chemistry Letters and is available on the Journal’s website.

The article reported the results of studies conducted by Lorus investigators on the chemical synthesis and in vitro activity of a series of new compounds against multi-drug resistant bacterial strains, including methicillin-resistant Staphylococcus aureus (MRSA). The studies showed that many of these compounds exhibited potent growth inhibition of MRSA strains, based on the low concentrations of compounds required to inhibit bacterial growth. Some of the compounds showed comparable antibacterial activity to that of vancomycin and higher activity than linezoid, both of which are antibiotics currently used to treat serious bacterial infections.

Additional studies in the article showed that the compound with the most potent activity against MRSA was also active against a range of different Gram-positive bacteria, including strains of vancomycin-resistant enterococci (VRE).  Further studies are currently underway to characterize the mode of action of the compounds, and to examine in vivo efficacy of selected compounds in animal models of infection.

“This publication demonstrates our commitment to identify effective drugs against life-threatening diseases including serious bacterial pathogens, such as MRSA and VRE.  There is an urgent need for new treatments for multi-drug resistant bacterial infections, and we plan to fully explore the potential of these promising compounds to be developed as novel antibiotics”, said Dr. Aiping Young, Lorus’ President and CEO.

About Lorus
Lorus is a biopharmaceutical company focused on the discovery, research and development of novel therapeutics in cancer. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. The Company also has expertise in antimicrobial drug discovery. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: our research program plans, our plans to conduct clinical trials, the successful and timely completion of clinical studies and the regulatory approval process, our ability to fund future research, our plans to obtain partners to assist in the further development of our product candidates, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “believe”, “plan”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others: our ability to continue as a going concern, our ability to obtain the capital required for research and operations, the inherent risks in early stage drug development including demonstrating efficacy, development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our Annual Information Form underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through the Company’s website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Enquiries:
For further information, please contact:

Company IR Contact:

Saeid Babaei, 416-798-1200 ext. 490; ir@lorusthera.com

Investor Contact:

Stephen Kilmer, 905-906-6908, stephen@kilmerlucas.com

Media Contact:

Leonard Zehr, 905-690-2400 ext. 41; len@kilmerlucas.com